UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549


                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

(CHECK ONE): /X/Form 10-KSB/ /Form 20-F/ /Form 11-K/ /Form 10-Q/ /Form N-SAR

                   For Period Ended:  April 30, 1999
           ------------------------------------------------

                 /   /  Transition Report on Form 10-K
                 /   /  Transition Report on Form 20-F
                 /   /  Transition Report on Form 11-K
                 /   /  Transition Report on Form 10-Q
                 /   /  Transition Report on form N-SAR
                   For the Transition Period Ended:
               ----------------------------------------
--------------------------------------------------------------------------

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

-------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

-------------------------------------------------------------------------

PART I  -- REGISTRANT INFORMATION

Full Name of Registrant

          Tri-National Development Corporation

-------------------------------------------------------------------------

Former Name if Applicable


-------------------------------------------------------------------------

Address of Principal Executive Office (Street and Number)

     480 Camino Del Rio South, Suite # 140

-------------------------------------------------------------------------

City, State and Zip Code

     San Diego, California 92108

-------------------------------------------------------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12B-25(b), the following should be completed.
(check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, Will be filed on or before the fifteenth calendar day following the Prescribed due date; or the subject quarterly report of transition Report on Form 10-Q, or portion thereof will be filed on or before The fifth calendar day following the prescribed due date; and

/ /  (c)  The accountant's statement or other exhibit required by Rule
          12B-25 (c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 10-Q, N-SAR, Or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Company's audited financial statements for the year end April 30, 1999, only became available on the date the financial statements were due and this did not allow enough time for proper review of all documents by the necessary individuals.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Jason  A. Sunstein             (619)  718-6370
     ------------------       --------------------------------
         (Name)               (Area code and telephone Number)

(2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 80 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report (s) been
     filed?  If answer is no, identify Report(s). /X/Yes     /  /No

-------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the Corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
     report or portion thereof?    /X/Yes    / /No

If so, attach an explanation of the anticipated change, both narratively and quantatively, And, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     During the year ending April 30, 1999, the Company has been in aggressive growth mode in (1) developing assisted living properties in the S.W. United States and (2) acquiring and developing residential, resort and commercial properties in Northern Baja California, Mexico. This has lead to a significant increase in research and development expenditures.

     For the year ending April 30, 1998, the Company had earnings per share of $0.046 on total revenues of $3,314,413. For the year ending April 30, 1999, it is expected the Company will show a loss per share of roughly $0.08 on total revenues of approximately $3,500,000. However, total assets on April 30, 1999 were approximately $45,000,000, compared to $33,931,304 on April 30, 1998. A complete analysis will be found in the "Management Discussion and Analysis of Results of Operations and Financial Condition".

-------------------------------------------------------------------------

                       Tri-National Development
             --------------------------------------------
             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  July 29, 1999                    By:  /s/ MICHAEL A. SUNSTEIN
     ---------------------                 ---------------------------
                                           Michael A. Sunstein,
                                           Chairman/President/CEO
-------------------------------------------------------------------------

-------------------------------ATTENTION--------------------------------

       INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
              CRIMINAL VIOLATIONS  (SEE 18 U.S.C.  1001)
-------------------------------------------------------------------------